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SEC FILE NUMBER
8-10938

SEC Mail Processing

FEB 2 8 2022

Washington, DC

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01-01-2021 (MM/DD/YY) AND ENDING 12-31-2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dupree & Company, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

125 South Mill Street, Ste 100
(No. and Street)

Lexington	Kentucky	40507
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Allen Grimes/Danielle Deskins	859-254-7741	agrimes@dupree-funds.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Dean Dorton Allen Ford, PLLC
(Name – if individual, state last, first, and middle name)

250 W Main Street, Ste 1400	Lexington	KY	40507
(Address)	(City)	(State)	(Zip Code)

11-30-2009	3895
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Allen E. Grimes, III, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dupree & Company, Inc., as of February 18, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Allen E. Grimes, III

Title: President

Notary Public - KY State at Large - KYNP15969
Exp 10-10-2024

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Dupree & Company, Inc. (the Company) as of December 31, 2021 and 2020, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dean Dorton Allen Ford, PLLC

We have served as the Company's auditor since 2009.

Lexington, Kentucky
February 18, 2022

DUPREE & COMPANY, INC.

Statements of Financial Condition

December 31, 2021 and 2020

	2021	2020
Assets		
Cash and cash equivalents	$ 227,922	$ 299,566
Accounts receivable	605,812	607,124
Prepaid expenses	29,784	27,572
Trading securities, at market	63,003	39,822
Property and equipment, net	37,605	54,148
Right of use asset	529,983	589,320
Total assets	$ 1,494,109	$ 1,617,552
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable	$ 31,353	$ 13,348
Accrued expenses	4,055	16,302
Operating lease liability	529,983	589,320
Total liabilities	565,391	618,970
Stockholders' equity:		
Common stock, no par value, 6,800 shares authorized, issued and outstanding, 68 shares voting and 6,732 shares nonvoting	68,000	68,000
Additional paid-in capital	4,406	4,406
Retained earnings	856,312	926,176
Total stockholders' equity	928,718	998,582
Total liabilities and stockholders' equity	$ 1,494,109	$ 1,617,552

See accompanying notes.

DUPREE & COMPANY, INC.

Statements of Income

Years ended December 31, 2021 and 2020

	2021	2020
Revenue:		
Investment advisory and transfer agent fees	$ 7,135,082	$ 7,053,128
Interest and dividends	658	682
Unrealized gain on trading securities	23,181	7,692
Total revenue	7,158,921	7,061,502
Expenses:		
Salaries	2,303,013	2,277,443
Shareholder maintenance and dealer agreements	415,990	379,174
Professional fees	293,662	276,495
Taxes and licenses	227,578	223,066
Insurance	137,064	125,451
Rent	115,032	92,242
Dues and subscriptions	113,379	99,096
Maintenance and repairs	95,063	78,280
Office supplies & expenses	28,705	65,131
Marketing	26,823	158,245
Other operating expenses	23,602	429
Travel and entertainment	20,814	588
Depreciation	16,543	20,920
Contributions	11,650	22,500
Bank service charges	11,431	11,329
Regulatory fee and assessment	11,065	10,750
Telephone	10,032	8,508
Postage & shipping	5,759	3,731
Total expenses	3,867,205	3,853,378
Net income	$ 3,291,716	$ 3,208,124

See accompanying notes.

DUPREE & COMPANY, INC.

Statements of Changes in Stockholders' Equity

Years ended December 31, 2021 and 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2019	$ 68,000	$ 4,406	$ 873,932	$ 946,338
Net income	-	-	3,208,124	3,208,124
Dividends	-	-	(3,155,880)	(3,155,800)
Balances, December 31, 2020	68,000	4,406	926,176	998,582
Net income	-	-	3,291,716	3,291,716
Dividends	-	-	(3,361,580)	(3,361,580)
Balances, December 31, 2021	$ 68,000	$ 4,406	$ 856,312	$ 928,718

See accompanying notes.

DUPREE & COMPANY, INC.

Statements of Cash Flows

Years ended December 31, 2021 and 2020

		2021		2020
Cash flows from operating activities:				
Net income	$	3,291,716	$	3,208,124
Adjustments to reconcile net income to net cash provided by operating activities:				
Unrealized gain on trading securities		(23,181)		(7,692)
Depreciation		16,543		20,920
Increase (decrease) in cash and cash equivalents due to changes in:				
Accounts receivable		1,312		(7,138)
Prepaid expenses		(2,212)		(1,539)
Accounts payable		18,005		(45,749)
Accrued expenses		(12,247)		3,679
Net cash provided by operating activities		3,289,936		3,170,605
Cash flows from investing activities:				
Purchase of property and equipment		-		(14,356)
Net cash used in investing activities		-		(14,356)
Cash flows from financing activities:				
Dividend distributions		(3,361,580)		(3,155,880)
Net cash used in financing activities		(3,361,580)		(3,155,880)
Net (decrease) increase in cash and cash equivalents		(71,644)		369
Cash and cash equivalents, beginning of year		299,566		299,197
Cash and cash equivalents, end of year	$	227,922	$	299,566
Supplemental disclosures of cash flow information:				
Cash paid during the year for:				
Income taxes	$	100,127	$	90,947

See accompanying notes.

1. Description of the Organization

Dupree & Company, Inc. (the Company), a Kentucky corporation, was organized in 1962 for the purpose of being a securities broker. The Company is registered as a broker-dealer and registered investment adviser with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is exclusively engaged in investment advisory and transfer agent services for Dupree Mutual Funds (the Funds), a related party (see Note 6).

2. Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which require management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. The following is a summary of the significant accounting policies consistently followed by the Company in the preparation of its financial statements:

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less. At times, balances in the Company's cash accounts may exceed Federal Deposit Insurance Corporation insured levels. The Company has not experienced any losses on such accounts. Management believes the Company is not exposed to any significant risk on bank deposits.

Accounts Receivable

Accounts receivable consist of amounts due from the Funds, primarily for fees billed for investment advisory and transfer agent services and are generally unsecured. The Company's management considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is considered necessary. If amounts become uncollectible, they will be charged to operations when the determination is made. If amounts previously written off are collected, they will be credited to income when received.

Trading Securities

Trading securities, which includes equity securities with readily determinable fair values, are measured at fair value in the statements of financial condition. Trading securities are bought and held primarily for purposes of selling them in the near term, reflect active and frequent buying and selling, and are generally used with the objective of generating profits on short-term differences in price.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using both the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the related asset or the life of the lease, whichever is shorter. The

gain or loss on the sale of property and equipment is recorded in the year of disposition. The Company's capitalization policy is $2,500. Repairs and maintenance costs are expensed as incurred.

Depreciation expense during 2021 and 2020 was $16,543 and $20,920, respectively. The Company has no planned major maintenance activities.

Leases

The Company accounts for its lease obligations in accordance with Accounting Standards Codification (ASC) Topic 842, *Leases* (ASC 842), which requires the recognition of both (i) a lease liability equal to the present value of the remaining lease payments and (ii) an offsetting right-of-use asset. The remaining lease payments are discounted using the rate implicit in the lease, if known, or otherwise the Federal Prime Rate. After lease commencement, right-of-use assets are amortized over the remaining lease term on an actual payment basis. These recognition requirements are not applied to short-term leases which are those with a lease term of 12 months or less. Instead, lease payments associated with short-term leases are recognized as payments are made over the lease term.

ASC 842 also provides a practical expedient which allows for consideration in a contract to be accounted for as a single lease component rather than allocated between lease and non-lease components. The Company has elected to apply this practical expedient to all lease contracts, where applicable.

Accrued Compensated Absences

Employees are required to use all their sick days, vacation days, and personal days during the year, with no carryover to the next business year. As such, no accrual for compensated absences is required.

Revenue Recognition

The majority of the Company's revenues are derived from providing investment advisory and transfer agent services on a daily basis to the Funds, which is an investment company organized under the Investment Company Act of 1940. The Company believes the performance obligation for providing these services is satisfied over time because the Funds are receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the assets under management and are received in arrears on a monthly basis. The income is recognized as revenue in the respective month for which the fees relate. Interest income is recorded in the year in which it is earned.

Marketing Expense

The Company expenses all costs associated with marketing shares of the Funds as they are incurred. Marketing expense was $26,823 and $158,245 for the years ended December 31, 2021 and 2020, respectively.

Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the stockholders report their respective shares of federal income or loss on their own tax returns. Because of the Company's tax status, the financial statements do not reflect a federal tax provision or any related tax assets and liabilities. Federal income taxes will be paid by the Company's stockholders. State and local taxes of $4,055 and $16,302, have been accrued as of December 31, 2021 and 2020, respectively.

Accounting principles generally accepted in the United States of America require management to evaluate the tax position taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax position taken by the Company and as of December 31, 2021, there are no uncertain tax positions that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company is subject to routine audits by taxing jurisdictions; however there are no audits for any tax periods in progress. The Company's income is no longer subject to federal or state income tax examinations by tax authorities for tax years before 2018.

Subsequent Events

Subsequent events occurring after the date of this report have been evaluated for potential impact to this report through the date the financial statements were issued. There were no subsequent events to report that would have a material effect on the Company's financial statements.

3. Trading Securities

Trading securities consist of the following as of December 31, 2021 and 2020:

	2021		2020	
	Market	Cost	Market	Cost
NASDAQ Stock, 300 shares	$ 63,003	$ 2,200	$ 39,822	$ 2,200

The Company has determined the fair value of its trading securities through application of GAAP. Trading securities valued using Level 1 inputs are based on unadjusted quoted market prices within active markets. Trading securities valued using Level 2 inputs are based primarily on quoted prices for similar trading securities in active or inactive markets. Trading securities valued using Level 3 inputs are primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the trading security. Valuation techniques utilized to determine fair value are consistently applied.

	Fair Value Measurements at Reporting Date Using			
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
December 31, 2021				
Trading securities	$ 63,003	$ 63,003	$ -	$ -
December 31, 2020				
Trading securities	$ 39,822	$ 39,822	$ -	$ -

The following is a description of the valuation methodology used for assets measured at fair value. There were no changes in the methodology used to measure fair value during the year ended December 31, 2021.

Trading securities: Valued at the closing price reported on the active market on which the individual securities are traded.

4. Property and Equipment

Property and equipment consists of the following as of December 31, 2021 and 2020:

	2021	2020
Office furniture and equipment	$ 339,968	$ 339,968
Leasehold improvements	28,224	28,224
	368,192	368,192
Less accumulated depreciation	(330,587)	(314,044)
Property and equipment, net	$ 37,605	$ 54,148

5. Net Capital and Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2021, the Company had net capital as defined by Rule 15c3-1 of $705,308, which was $455,308 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.8016 to 1.

As of December 31, 2020, the Company had net capital as defined by Rule 15c3-1 of $764,585, which was $514,585 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.8096 to 1.

6. Investment Advisory and Transfer Agent Fees

The Company serves as the investment advisor pursuant to investment advisory agreements renewed November 1, 2021, which remain in effect until October 31, 2022 and thereafter for annual periods, if renewed, for the following funds:

- Dupree Mutual Funds Kentucky Tax-Free Income Series
- Dupree Mutual Funds Kentucky Tax-Free Short-to-Medium Series
- Dupree Mutual Funds Intermediate Government Bond Series
- Dupree Mutual Funds Tennessee Tax-Free Income Series
- Dupree Mutual Funds Tennessee Short-to-Medium Series
- Dupree Mutual Funds North Carolina Tax-Free Income Series
- Dupree Mutual Funds North Carolina Short-to-Medium Series
- Dupree Mutual Funds Alabama Tax-Free Income Series
- Dupree Mutual Funds Mississippi Tax-Free Income Series
- Dupree Mutual Funds Taxable Municipal Bond Series

Subject to the direction of the trustees of the Funds, the Company is to provide the Funds with investment supervisory services, office space and facilities, sales and promotional expenses, and corporate administration. As compensation for services rendered, facilities furnished, and expenses paid or assumed, the Company is to receive a fee at the annual rate of 0.50% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value up to $100,000,000 in assets, 0.45% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $100,000,001 to $150,000,000, 0.40% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $150,000,001 to $500,000,000, 0.35% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $500,000,001 to $750,000,000, 0.30% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $750,000,001 to $1,000,000,000, and 0.25% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value in excess of $1,000,000,000. For 2021 and 2020, the Company waived investment advisory fees of $190,796 and $217,228, respectively, which are excluded from investment advisory and transfer agent fees in the accompanying statements of income.

The Company also serves as the transfer agent and dividend-disbursing agent for the Funds pursuant to an agreement dated November 1, 1997, and subsequently amended thereafter. The agreement may be terminated by either party by giving ninety days written notice. The fee for this service is calculated daily at a rate of 1/365 of 0.15% on the first $20,000,000 of net assets and 1/365 of 0.12% of net assets over $20,000,000. Additionally, the Funds reimburse the Company for out-of-pocket expenses incurred on behalf of the Funds. The expenses include, but are not necessarily limited to, postage, insurance, telephone charges, and cost of forms.

7. Revenues from Contracts with Customer

The following table presents the Company's total revenues from its contracts with the Funds:

	2021	2020
Asset management fees:		
Investment advisory fees	$ 5,417,577	$ 5,357,038
Transfer agent fees	1,717,505	1,696,090
Total	$ 7,135,082	$ 7,053,128

The Company recognizes revenues from contracts with its sole customer, the Funds, when the performance obligation is satisfied, which is when the promised goods or services are transferred to the Funds. A good or service is considered to be transferred when the Funds obtain control, which is represented by the transfer of rights with regard to the good or service. Transfer of control happens either over time or a point in time. When

a performance obligation is satisfied over time, an entity is required to select a single method of measuring progress for each performance obligation that depicts the entity's performance in transferring control of goods or services to the customer.

Substantially all the Company's revenues from its contracts with the Funds are derived primarily from investment advisory and transfer agent agreements with related parties (See Note 6). These fees are recognized over time, are earned from the Funds and are calculated based on a percentage of the Funds' average daily net assets. There is no significant judgment in calculating amounts due which are invoiced monthly in arrears and are not subject to any potential reversal. Progress is measured using the practical expedient under the output method resulting in the recognition of revenue in the amount for which the Company has a right to invoice.

There are no contract assets or liabilities that arise in connection with the recognition of investment advisory and/or transfer agent fee revenue. In addition, there are no costs incurred to obtain or fulfill the contracts with the Funds, all of which are investment advisory and transfer agent agreements with related parties.

8. Employee Benefit Plan

The Company sponsors a 401(k) plan (the Plan) for all eligible employees. The Plan specifies that employees can make contributions of up to 25% of their compensation to a maximum contribution of $19,500, plus any applicable catch-up contributions, in both 2021 and 2020. The Company does not match employee contributions.

9. Leases

The Company leases its present office space under a non-cancelable lease which expires October 31, 2023. The lease includes an option to extend the term of the lease for two periods of twenty-four months each that would extend the term to October 31, 2027. It is reasonably certain that the extensions will be exercised; therefore, they have been recognized as part of the right-to-use asset and operating lease liability.

The following table provides additional information regarding the Company's leases as of December 31:

	2021	2020
Lease cost:		
Operating lease cost	$ 115,032	$ 92,242
Short-term lease cost	452	429
Total lease cost	$ 115,484	$ 92,671
Other information:		
Cash paid for operating leases	$ 115,032	$ 92,242

The following table discloses the undiscounted future payments at December 31, 2021 with reconciliation to the Company's operating lease liability included on the statement of financial condition:

Year ending December 31,		
2022	$	106,494
2023		106,494
2024		106,494
2025		106,658
2026		107,482
Thereafter		89,568
Total future minimum lease payments (undiscounted)		623,190
Less imputed interest at 5.25%		(93,207)
Total operating lease liability	$	529,983

10. Service Agreement

In June 2010, the Company entered into a service agreement with SunGard Shareholder Systems that was subsequently acquired by Fidelity National Information Services (FIS). The Company began utilizing FIS's transfer agent software once it became fully functional in 2011. The Company agreed to pay a minimum of $9,333 per month for usage and processing fees associated with the technology system. The service agreement renews on a year-by-year basis.

11. Concentrations and Credit Risks

The Company derives a major portion of its revenue from the Funds. During 2021 and 2020, revenues from the Funds aggregated $7,135,082 and $7,053,128, respectively. As of December 31, 2021 and 2020, amounts due from the Funds included in accounts receivable were $605,812 and $607,124, respectively.

DUPREE & COMPANY, INC.

Schedule I - Computation of Net Capital
under SEC Rule 15c3-1

December 31, 2021

		Computations per Part IIA Form X-17A-5 *(Unaudited)*		Computations per Audit
Net Capital				
Stockholders' equity	$	928,718	$	928,718
Deductions/charges:				
Nonallowable assets:				
Furniture, equipment, and leasehold improvements, net		37,605		37,605
Other assets		176,230		176,230
Net capital before haircuts on securities positions		714,883		714,883
Haircuts on securities:				
Other securities		9,575		9,575
Net capital		705,308		705,308
Minimum net capital required:				
6 2/3% of aggregate indebtedness or $250,000, whichever is greater		250,000		250,000
Excess net capital	$	455,308	$	455,308
Aggregate Indebtedness				
Items included in statement of financial condition:				
Operating lease liability	$	529,983	$	529,983
Other accounts payable and accrued expenses		-		35,408
Total aggregate indebtedness	$	529,983	$	565,391
Ratio of aggregate indebtedness to net capital		0.7514 to 1		0.8016 to 1

Except as noted above, there are no material differences between the preceding computations and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2021.

See report of independent registered public accounting firm.

DUPREE & COMPANY, INC.

Schedule II - Computation for Determination of Reserve
Requirements under SEC Rule 15c3-3

December 31, 2021

The Company has operated under and claimed the (k)(1) exemption to SEC Rule 15c3-3; however, in December 2021, upon completion of a routine FINRA examination, the Company was notified that it does not qualify for an exemption to SEC Rule 15c3-3 and is subject to the full provisions of SEC Rule 15c3-3.

On or about December 22, 2021, the Company filed an Application for Relief with the SEC pursuant to footnote 78 of the 2013 Release adopting amendments to Rule 17a-5 (Answer 8: (MODIFIED, July 1, 2020), which allows broker dealers with extremely limited access to custody of client assets to continue to rely on exemptions from Rule 15c3-3).

The Company is currently coordinating with FINRA and the SEC to finalize the Application for Relief and reasonably believes the Commission will allow the request for relief as the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year.

See report of independent registered public accounting firm.

DUPREE & COMPANY, INC.

Schedule III - Information Relating to Possession or
Control Requirements under SEC Rule 15c3-3

December 31, 2021

The Company has operated under and claimed the (k)(1) exemption to SEC Rule 15c3-3; however, in December 2021, upon completion of a routine FINRA examination, the Company was notified that it does not qualify for an exemption to SEC Rule 15c3-3 and is subject to the full provisions of SEC Rule 15c3-3.

On or about December 22, 2021, the Company filed an Application for Relief with the SEC pursuant to footnote 78 of the 2013 Release adopting amendments to Rule 17a-5 (Answer 8: (MODIFIED, July 1, 2020), which allows broker dealers with extremely limited access to custody of client assets to continue to rely on exemptions from Rule 15c3-3).

The Company is currently coordinating with FINRA and the SEC to finalize the Application for Relief and reasonably believes the Commission will allow the request for relief as the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year.

See report of independent registered public accounting firm.

DEANDORTON

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

We have reviewed management's statements, included in the accompanying Management Exemption Report, in which Dupree & Company, Inc. (the Company) stated that:

1. The Company has operated under and claimed the (k)(1) exemption to SEC Rule 15c3-3; however, in December 2021, upon completion of a routine FINRA examination, the Company was notified that it does not qualify for an exemption to SEC Rule 15c3-3 and is subject to the full provisions of SEC Rule 15c3-3.

2. On or about December 22, 2021, the Company filed an Application for Relief with the SEC pursuant to footnote 78 of the 2013 Release adopting amendments to Rule 17a-5 (Answer 8: (MODIFIED, July 1, 2020), which allows broker dealers with extremely limited access to custody of client assets to continue to rely on exemptions from Rule 15c3-3).

3. The Company is currently coordinating with FINRA and the SEC to finalize the Application for Relief and reasonably believes the Commission will allow the request for relief as the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions of (k)(1) and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Dean Dorton Allen Ford, PLLC

Lexington, Kentucky
February 18, 2022

DUPREE & COMPANY, INC.

Management Exemption Report under SEC Rule 15c3-3

December 31, 2021

The Company has operated under and claimed the (k)(1) exemption to SEC Rule 15c3-3; however, in December 2021, upon completion of a routine FINRA examination, the Company was notified that it does not qualify for an exemption to SEC Rule 15c3-3 and is subject to the full provisions of SEC Rule 15c3-3.

On or about December 22, 2021, the Company filed an Application for Relief with the SEC pursuant to footnote 78 of the 2013 Release adopting amendments to Rule 17a-5 (Answer 8: (MODIFIED, July 1, 2020), which allows broker dealers with extremely limited access to custody of client assets to continue to rely on exemptions from Rule 15c3-3).

The Company is currently coordinating with FINRA and the SEC to finalize the Application for Relief and reasonably believes the Commission will allow the request for relief as the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year.

The Company affirmatively states that it has met all provisions of the aforesaid throughout the year ended December 31, 2021, without exception.

Allen E. Grimes, III — February 18, 2022

Allen E. Grimes, III, President — Date

See report of independent registered public accounting firm.